Exhibit 11.1

Independent Auditor’s Consent

We consent to the inclusion in this Offering Statement of Fig Publishing, Inc. (the “Company”) on Post Qualification Amendment No. 1 to Form 1-A (File No. 024-11304) of our report dated January 26, 2021, except for Note 1, as to which the date is January 30, 2021, and Note 11, as to which the date is March 23, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the consolidated financial statements of Fig Publishing, Inc. and Subsidiaries as of and for the years ended September 30, 2020 and 2019, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ Lear & Pannepacker, LLP

Lear & Pannepacker, LLP
Princeton, New Jersey
July 9, 2021